Compassion Massage® Therapeutic Clinic LLC, Join the Making of a Brand

Investor Presentation



Presentation Focus

- Business & Investor Goals
- Market Focus
  - Alternative Healthcare
- About Compassion Massage Therapeutic Clinic, LLC
- Expansion Details
  - Geographical area chosen
  - Financial forecast
  - Funding Breakdown
  - Details
- Key Historical Financial Data: 2014-2017
- Risk Mitigation Factors
- Strategic Business Objectives
- Summary



Compassion Massage
THERAPEUTIC CLINIC®

Business & Investor Goals

- Expand Compassion Massage into the Greater Boston area

- Our goal is to establish the second location with a strong financial backing to ensure longevity of the brand

- Develop a brand centered around quality, affordable alternative healthcare

- Seek a portion of the financial resources through Growth Fountain revenue share platform

- Continually open locations at profitable rate



Compassion Massage
THERAPEUTIC CLINIC®

Alternative Healthcare Focused



Compassion Massage
THERAPEUTIC CLINIC®

U.S. Alternative Healthcare Landscape

- Massage therapy is increasingly becoming an integrative part of physical and mental well-being in the United States, see left graphic of Alt. Healthcare breakdown.

- IBIS Worldwide 2016 Alt. Healthcare Industry report highlights below



Products and services segmentation (2016)

- 3.6% Acupuncture
- 5.4% Diet-based therapies
- 7.4% Meditation
- 8.9% Other products and services
- 32.1% Nonvitamin and nonmineral natura products
- 12.2% Massage
- 15.1% Yoga
- 15.3% Deep breathing exercises

SOURCE: WWW.IBISWORLD.COM

Life Cycle Stage	Growth	Regulation Level	Heavy
Revenue Volatility	Medium	Technology Change	Low
Capital Intensity	Low	Barriers to Entry	Low
Industry Assistance	High	Industry Globalization	Low
Concentration Level	Low	Competition Level	High

Industry at a Glance

Alternative Healthcare Providers in 2016

Key Statistics Snapshot

	Revenue	Annual Growth 11-16	Annual Growth 16-21
	$15.1bn	5.6%	3.5%
	Profit	Wages	Businesses
	$1.8bn	$6.9bn	210,427



Compassion Massage
THERAPEUTIC CLINIC®

AMTA 2017 Annual Research on Massage Therapy

Data Supporting Industry

- 19% of adults have had at least 1 massage therapy session in 2016
- 3.8 average sessions per person in 2016
- 43.8 million people had 166.4 million massage sessions in 2016
- 89% of consumers believe massage therapy is effective in reducing pain and beneficial to health and wellness
- 71% of consumers believe massage therapy should be considered a form of healthcare
- 69% of consumers would recommend massage therapy to a relative or friend
- *AMTA stands for American Massage Therapy Association. The AMTA releases an annual research report each year to its members on trends and data in the industry. Information on this page is taken from the 2017 Annual Report.*

Reasons Consumers Seek Massage Therapy

Medical
Stress & Pain Relief
Pampering
Other
8%
14%
50%
28%





Compassion Massage
THERAPEUTIC CLINIC®

Why Compassion Massage

- Our brand is focused on serving 78% of the reasons why people receive massage
  - We are not a spa nor do we want to emulate spa services
  - We review and research the latest trends annually according to alternative healthcare market demands

- Our owners have built a model that follows a clinical process

- We pay for therapist's training and development to ensure consistency and advanced techniques
  - Monthly hands-on training session performed by Cathrine Thibault or advanced massage therapist
  - After 90 days of successful employment, therapists are enrolled into Orthopedic Massage Therapy Certificate program provided The Academy for Clinical Massage

- Every minute detail of business marketing and operational process is scrutinized to ensure our mission is clear: We are here to take care of the client, to reduce pain and stress

- **MOST IMPORTANTLY,** we have proven this model is successful



Compassion Massage
THERAPEUTIC CLINIC ®

About Compassion Massage



300+ Reviews in 3 Years

- **"Knowledgeable and Personable** - I went to Compassion Massage on a recommendation of a friend . I have had massage before AND this was a great experience. My therapist was very knowledgeable and personable making me relaxed and comfortable. I left feeling better and will return and I give Chantel great praise. The office space and atmosphere was spot on as well."

- **"Grateful** - I have been going to Compassion Massage, for some time. And no matter which one of the massage therapists that I have seen. The level of care and kindness is consistent. My aching body has come a long way! Thanks Ladies:)"

- **"Feel Better** - Over the last year, I have struggled with increased muscle pain that makes it difficult to be as active as I like to be. But thanks to Compassion Massage, I feel much better. My regular therapist is Chantel, and she has an excellent ability to address different areas that need focus so that when I leave I feel balanced and centered. Best of all, the pain relief is better than any medicine the doctor has prescribed. I've seen other therapists and they are excellent as well. Highly recommended."

- **"A+ Best in area** - I have seen now three different therapist here, all are fantastic. Massage was with Catherine the owner as typically I have seen Abby. It is clear that they are not just phoning it in, that they actually care about their clients well being. Their rates are extremely reasonable for the level of "compassion" they show. This level of treatment in Boston would easily be twice as much if not potentially 3x. I have tried numerous places in area and this is the place I will return and recommend."

- **"Migraine relief in sight** - I have been suffering from migraines for well over 15 years. I've tried medications, diets, pain killers, exercise, pillows etc. Nothing ever seemed to make a difference and I would still get 3-5 migraines a week. After one visit with Ana, I woke up the next morning without pain and pressure in my head. I am very optimistic that with routine visits and massage, I may be able to limit the severity and the amount of times I get them."



Compassion Massage
THERAPEUTIC CLINIC®

Management



Cathrine Thibault

- **Owner & Senior Massage Therapist**
    - 20 years of retail mgmt. experience; FedEx & Starbucks
    - 10 years work experience as a massage therapist
    - Featured Nationally in Dec. 2017 issue of Massage Magazine
    - Board Certified Massage Therapist since 2009
    - Orthopedic Massage Therapist, certified since Jan 2013
    - Oncology Massage Therapist, certified since Jun 2014
    - Bancroft School of Massage Therapy, President's Award Recipient Mar 2014
    - Passionate about development other therapist's careers
    - Dedicated to furthering the cause for massage therapy as a professional component of alternative healthcare industry
    - Focuses on day to day operations, trains therapists, manages client relations and builds strong rapport



Justin Thibault

- **Finance & Business Operations**
    - Part-time with Compassion Massage
    - Currently full-time DoD contract manager
    - U.S. Air Force Veteran of 14 years
    - Combined 15 years of hospitality, finance/investment, and government contract mgmt. experience
    - M.S. Leadership & Project Mgmt., Boston University
    - B.S. Business Admin w/Minor in Finance, University of Maryland University College
    - Manages accounting & financial portions of CMTC
    - Research & review latest customer trends and retail technologies
    - Evaluates financial performance against industry benchmarks and internal metrics
    - Develops plans and procedures for future business expansion and enhancements



Compassion Massage
THERAPEUTIC CLINIC®

Compassion Massage

- Cathrine began independent career as a Licensed Massage Therapist in 2008, in Anchorage, Alaska

- Compassion Massage was opened in June of 2014 in Leominster, MA

- Cathrine and Justin continually monitor, analyze, and accept feedback from employees and clients

- Welcome feedback from our therapists and clients; has allowed us to increase overall and build reputation in community

- Cathrine focuses on therapist and client experience, strives for excellence

- Justin focuses on cost of operations and technology. Plus, tools to provide efficient and effective business services

- We utilize the American Massage Therapy Association (AMTA) Annual Report to analyze the financial health and productivity of the business and monitor national massage therapy trends.
  - The annual report includes statistics and facts from all licensed massage therapy establishments nationwide
  - In several of the categories, Compassion Massage is either on track or positively ahead in performance



Compassion Massage
THERAPEUTIC CLINIC®

Current Look of Compassion Massage










Compassion Massage
THERAPEUTIC CLINIC®

Technologically Advanced

- Systems will allow seamless cloud based management of the business in multiple locations

  - **Square** Point of Sale System:

  - **Microsoft Office 365**:

  - **QuickBooks** to manage Corporate Financials:

  - **Genbook** for advanced 24/7 CRM & booking online, desktop or mobile device:

  - **ADP** for Payroll and Benefits System:



Compassion Massage
THERAPEUTIC CLINIC®

Business Professionals

- We know when its time to seek professionals to help us build our brand
  - **Becker Design Studio**: manages website designs and all design marketing for Compassion Massage
  - **Add-A-Sign**: manages and creates all interior and exterior signs







Advanced Marketing

- Since June of 2014 we have been growing with the latest small business marketing tools
    - Monthly clinic newsletter with **Constant Contact**
    - Strong presence in Google searches utilizing **Google My Business**
    - Video content with **Vimeo**
    - Active client engagement and potential new clients via **Facebook**
    - Check our website for more details! www.CompassionMassage.com













Material Marketing Ready to Go!



















Compassion Massage
THERAPEUTIC CLINIC

Where Compassion and Clinical Meet™
Apply the value of this gift card towards your next massage.
We look forward to seeing you soon! to scheduleyour appointment, call (978)-534-0101 or visit a online at CompassionMassage.com

Thank You
FOR YOUR REFERRAL!
Compassion Massage
THERAPEUTIC CLINIC
CompassionMassage.com
Enjoy $10 Off Your Next Massage

Compassion Massage
THERAPEUTIC CLINIC
Cathrine Thibault
Owner
Board Certified Therapist
cathrine@CompassionMassage.com
Where compassion and clinical meet™
Your next appointment is:
date:
time:
1137 Main Street
Leominster, MA 01453
978-534-0101
CompassionMassage.com

Compassion Massage
THERAPEUTIC CLINIC
Where compassion and clinical meet™
CompassionMassage.com
Our Services
Orthopedic Massage
Oncology Massage
Deep Tissue Massage
Sports Massage
Trigger Point Therapy
Pregnancy Massage
Soft Tissue Release
Swedish Massage
Our Rates:
30 minutes - $42
60 minutes - $67
75 minutes - $87
90 minutes - $102
Gift cards available online.
www.CompassionMassage.com
Closed Sun & Mon

Cathrine
Compassion Massage
THERAPEUTIC CLINIC

Compassion Massage
THERAPEUTIC CLINIC®

Join us in Investing in the 2ⁿᵈ Location of Compassion Massage



Compassion Massage
THERAPEUTIC CLINIC®

Location: Westford/Chelmsford MA


Lowell
Chelmsford
Westford
Groton
Lunenburg
Fitchburg
Ayer
20min
Devens
Littleton
Leominster
Billerica
Burlington
Harvard
Acton
Woburn
Concord
Lancaster
Clinton
Hudson
Somerville
Waltham
Cambridge
Boston
West Boylston
Marlborough
Newton
Brookline

Compassion Massage
THERAPEUTIC CLINIC®

Duplicating Look of Current Location










Compassion Massage
THERAPEUTIC CLINIC®

Financial Projections

- Projections are based on current location actuals and scaled to size for 2nd location



Revenue



Expenses & Costs



Profit



Compassion Massage
THERAPEUTIC CLINIC®

Funding Requirements

Funding Required & Sources

- Business Cash (ops): $60,000
- Business Credit Card: $20,000
- SBA Loan: $75,000
- Growth Fountain: $10,000-$107,000

- **Funding Goal: $200,000 by May 2018**

Funding Usage

- $45K - 12 Months Rent/Lease secured
- $40K – Equipment & Supplies
- $45K – Minor Design Renovations
- $30K – Misc. Startup Expenditures
- $40K – Startup Reserve



Compassion Massage
THERAPEUTIC CLINIC®

Financial & Funding Explanation

- Financial projections are based on current location actuals and scaled to size for 2nd location
  - Extremely detailed analysis was performed using cloud based business planning software; **LivePlan by Palo Alto**
  - See Business plan for in depth details

- 12 month lease/rent reserve allows business operations to pay lease during ramp up period
  - Amount is based on research of chosen area for commercial space we desire

- Equipment and renovations are based on actuals and updated prices of equipment used to open first location. Quantity is multiplied by 2nd location needs



Compassion Massage
THERAPEUTIC CLINIC®

Financials 2014-2017



Financials: Profit & Loss Highlights

	2014 (Jun – Dec)	2015	2016	2017*
Revenue	$19,409	$71,970	$115,116	$164,311.39
Profit	-$31,231	$10,872	$16,478	$32,320
Profit as % Revenue	-160.90%	15.10%	14.31%	19.67%
EBDITA	-$25,448	$22,956	$24,932	$32,320
EBDITA Profit as % Revenue	-131.11%	31.90%	21.65%	19.67%

- 2017 figures are as of November 30th
- Depreciation is calculated by our CPA at the end of the Fiscal Year and updated in Quickbooks



Compassion Massage
THERAPEUTIC CLINIC®

Financials: Balance Sheet Highlights

	2014	2015	2016	2017*
Total Assets	**$39,943**	**$38,734**	**$40,188**	**$94,814**
Cash	$4,668	$13,002	$19,829	$70,843
Liabilities	**$36,654**	**$41,342**	**$34,688**	**$11,672**
Unearned Revenue	$960	$6,651	$11,488	$10,299
Debt: Short & Long	$35,687	$34,692	$23,200	$1,342
Equity	**$3,289**	**-$2,608**	**$5,500**	**$83,142**
Retained Earnings	0	-$31,232	-$20,359	-$3,880
Total Liabilities & Equity	**$39,943**	**$38,734**	**$40,188**	**$94,814**

- Balance sheet figures for 2017 are as of November 30th 2017
- Quickbooks updates Retained Earnings automatically at the end of each Fiscal Year

Compassion Massage
THERAPEUTIC CLINIC®

Financials: Cash Flow Highlights

	2014	2015	2016	2017*
Cash Flow From Ops	-$25,045.75	$15,560.92	$18,570.93	$30,558
Cash Flow From Investing	-$31,478.46	$9,517.97	$5,373.35	-$3,612
Cash Flow from Financing	$61,117.21	-$16,770.00	-$17,116.71	$24,068
Net Cash Increase for Year	$4,593.000	$8,308.89	$6,827.57	$51,014
Cash at Beginning of Year	$100.00	$4,693.00	$13,001.89	$19,829
Cash at End of Year	$4,693.00	$13,001.89	$19,829.46	$70,843

Note on Cash Flow from Financing:
- 2017 figures are as of November 30th, 2017
- We've aggressively payed off $30,000 loan and the balance on the business Credit Card from 2015 - 2017.
- Cathrine received compensation through LLC cash draws.
- In 2018, IRS form 2553 will be filed and Cathrine will receive salary payment as an employee of LLC; discontinues need to draw cash from business



Compassion Massage
THERAPEUTIC CLINIC®

Financials: Sales Category Highlights

	2014	2015	2016	2017*
Massage Services	$15,105	$67,819	$112,312	$158,227
Gift Certificates & Cards*	$2,525	$10,395	$12,130	$10,938
Products	$117	$653	$1,082	$2,586
Mobile	$1,288	$1,720	$950	$1,910
Other	$130	$1,113	$1,018	$1,655

Notes:
- Sales categories cannot be added together to calculate total annual revenue, Gift Certs/Cards are unearned revenue until redeemed
- Gift Certificates were transitioned to personalized merchant Gift Cards in October of 2017
- "Other" consists of miscellaneous charges
- 2017 numbers as of November 30th, 2017



Compassion Massage
THERAPEUTIC CLINIC®

Summary



Compassion Massage
THERAPEUTIC CLINIC®

Risk Mitigation

- We know first hand what it is like to open a new location, and **it takes time**

- Projections are based on facts from per customer spending and conservative sales in first 18 months
  - $75 - $80 per customer
  - 500+ visits per month with 6 rooms and 10-12 therapists
  - Current location performs 200+ visits per month with 3 rooms and 5 therapists

- Adding additional services and partnerships to increase diversity of revenue stream
  - Add other Alternative Healthcare modalities - Chiropractic/Yoga/Acupuncture
  - Hydro-therapy tubs

- Reducing the amount of dependency on Business Loans
  - Business Loans, even SBA, generally only have 5-7 year terms
  - Interest plus principal can hurt cash flow to a business in its first years of operation
  - We have capped our requirement at $75,000 which equals $1,168 per month over 7 years at 7.99%
  - The above loan estimate is manageable at that payment rate



Compassion Massage
THERAPEUTIC CLINIC®

Strategic Business Objectives

- Integrate other Alternative Healthcare modalities into 2nd business location
  - Chiropractic Care
  - Acupuncture
  - Yoga

- Build more partnerships with leading industry education partners
  - Create teaching opportunities in our locations for providers to host training sessions
  - Collaborate on delivery of education model to enhance Compassion Massage training and development

- Create leadership roles for existing therapists to promote retention, loyalty and growth
  - Lead massage therapist at each facility – spends part of time performing work and other portion of time leading and guiding other therapists
  - Trainer therapist – dedicated to Compassion Massage training and development program

- Continue to expand locations as financial resources allow



Compassion Massage
THERAPEUTIC CLINIC®

Summary

- Proven brand with a model focused on a booming service segment of the economy

- Ownership team with experience and passion for the professional growth in the career field

- Strategy based on history and facts

- Financial track record for success

- Model that takes care of and provides growth for its people

- A business unlike its competitors

- Vision focused on expansion of the business model



Compassion Massage
THERAPEUTIC CLINIC®

Thank You!



Compassion Massage
THERAPEUTIC CLINIC®